

07008222

SECU_____ MMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 010863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Antaeus Capital, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9952 S. Santa Monica Blvd. Suite 210
(No. and Street)

Beverly Hills California 90212
(City) (State) (Zip Code)

PROCESSED
OCT 05 2007
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cesar Moya (310) 788-8655
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 Northridge California
(Address) (City) (State) (Zip Code)


RECEIVED
SEP 28 2007
160

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cesar Moya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Antaeus Capital, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 24th day of Sept, 2007

Notary Public

President
Signature 9/24/07
Title

proved to me on the basis of satisfactory evidence to be the person who appeared before me.



FAHIMEH ZOMORODIAN
Commission # 1480621
Notary Public - California
Los Angeles County
My Comm. Expires Apr 21, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Antaeus Capital, Inc.:

We have audited the accompanying statement of financial condition of Antaeus Capital, Inc. (the Company) as of June 30, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Antaeus Capital, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 29, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Antaeus Capital, Inc.
Statement of Financial Condition
June 30, 2007

Assets

Cash and cash equivalents	$ 303,915
Accounts receivable	162,000
Receivable from officer	226,000
Equipment, net	2,302
Prepaid expenses	10,240
Security deposit	9,426
Organization costs, net	2,606
Total assets	$ 716,489

Liabilities & Stockholder's Equity

Liabilities	
Bank overdraft	$ 192,661
Accounts payable	97,200
Income taxes payable	58,563
Total liabilities	348,424
Stockholder's equity	
Common stock, no par value, 7,500 shares authorized; 100 issued and outstanding	1,000
Additional paid-in capital	93,400
Retained earnings	273,665
Total stockholder's equity	368,065
Total liabilities & stockholder's equity	$ 716,489

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc.
Statement of Income
For the Year Ended June 30, 2007

Revenue	
Commission and fee income	$ 2,868,142
Investment gains	158,500
Interest income	5,584
Total revenue	3,032,226
Expenses	
Commission expense	1,763,520
Consulting fees	218,500
Communications	12,458
Occupancy and equipment rental	34,536
Taxes, licenses, fees other than income taxes	15,644
Other operating expenses	602,326
Total expenses	2,646,984
Net income (loss) before income tax provision	385,342
Income tax provision	65,587
Net income (loss)	$ 319,655

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2007

	Common Stock	Additional Paid-in Capital	(Accumulated Deficit)/ Retained Earnings	Total
Balance at June 30, 2006	$ 1,000	$ 93,400	$ (45,990)	$ 48,410
Net income (loss)	–	–	319,655	319,655
Balance at June 30, 2007	$ 1,000	$ 93,400	$ 273,665	$ 368,065

The accompanying notes are an integral part of these financial statements.

Antaeus Capital, Inc.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2007

Cash flow from operating activities:		
Net income (loss)		$ 319,655
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 727	
Amortization	906	
Provision for bad debt	(7,734)	
Valuation of mark-to-market during the year	(91,000)	
(Increase) decrease in:		
Accounts receivable	(154,266)	
Marketable securities	(67,500)	
Security deposit	(9,426)	
Prepaid expenses	(9,906)	
Deferred income taxes	7,824	
(Decrease) increase in:		
Bank overdraft	192,661	
Accounts payable	69,050	
Payable to related parties	(10,100)	
Income taxes payable	57,763	
Total adjustments		(21,001)
Net cash and cash equivalents provided by (used in) operating activities		298,654
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		298,654
Cash and cash equivalents at the beginning of the year		5,261
Cash and cash equivalents at the end of the year		$ 303,915

Supplemental disclosure of cash flow information

Cash paid during the period ended June 30, 2007	
Income taxes	$ –
Interest	$ 434

Supplemental disclosure of noncash financing activities:
On June 26, 2007, the Company made a loan to its officer in the form of marketable securities with fair market value of $226,000 at that date.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Antaeus Capital, Inc. (the "Company") was founded on June 7, 1962, in Massachusetts under the name of Oftring & Company, Inc. In April 2005, the Company changed ownership and its name to Antaeus Capital, Inc. The Company is wholly owned by Antaeus Holdings, Inc. ("Antaeus") The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company's primary business is retailing corporate equity securities over-the-counter, institutional trading, selling limited partnerships, private placements, and mergers and acquisitions. The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes certificate of deposit accounts as cash equivalents.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment is depreciated over its estimated useful life of five (5) years by the straight-line method.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organizational costs are being amortized on a straight-line basis over 60 months.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: RECEIVABLE FROM OFFICER

Receivable from officer consists of marketable securities transferred to the officer as a short term loan. The stock was valued at $226,000 at the date loaned to the officer. For year ended June 30, 2007, the unrealized gain on this stock is $158,500. This receivable is a non-allowable asset for net capital purposes.

Note 3: EQUIPMENT, NET

The equipment is recorded at cost and are as follows:

		Depreciable Life Years
Equipment	$ 3,635	5
Less: accumulated depreciation	(1,333)	
Equipment, net	$ 2,302	

Depreciation expense for the year ended June 30, 2007, was $ 727.

Antaeus Capital, Inc.
Notes to Financial Statements
June 30, 2007

Note 4: ORGANIZATION COSTS, NET

The organization costs are recorded at cost and are as follows:

	Amortization	Life Years
Organization costs	$ 4,531	5
Less: accumulated amortization	(1,925)	
Organization costs, net	$ 2,606	

Amortization expense for the year ended June 30, 2007 was $ 906.

Note 5: RELATED PARTY TRANSACTIONS

The Company shares facilities, staff, and equipment with Antaeus. The two companies also share common management. The Company has an expense sharing agreement with Antaeus whereby during the year ended June 30, 2007, the Company paid Antaeus $19,191 for expenses incurred on its behalf.

The Company also paid Antaeus a management fee of $350,000 for the year ended June 30, 2007.

Note 6: OCCUPANCY AND EQUIPMENT RENTAL

Current year occupancy expense consists of the following:

Occupancy expense	$ 34,536

Note 7: INCOME TAXES

For the year ended June 30, 2007, the Company recorded the following tax provision:

	Federal	State	Total
Current expenses	$ 43,671	$ 14,092	$ 57,763
Deferred tax expense (benefit)	7,824	–	7,824
	$ 51,495	$ 14,092	$ 65,587

The deferred income tax benefit arises from the Company's carryforward of its net operating losses.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

On June 14, 2007, the Company entered into a lease agreement for office space under a non-cancelable lease which would commenced July 1, 2007 and expires June 30, 2010. The lease contains provisions for rent escalation based on increases in certain costs incurred by the leaser.

Future minimum lease payments under the lease are as follows:

June 30,	Amount
2008	$ 113,112
2009	117,636
2010	122,342
2011 & thereafter	-
Total	$ 353,090

Contingencies

The Company maintains several bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended June 30, 2007, cash balances held in the financial institution were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

The Company has a line of credit agreement with Bank of America under which it may borrow up to $35,000. At June 30, 2007, there was no outstanding balance.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans–an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Antaeus Capital, Inc.
Notes to Financial Statements
June 30, 2007

Note 11: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2007, the Company had net capital of $52,690 which was $29,461 in excess of its required net capital of $23,228 ; and the Company's ratio of aggregate indebtedness ($348,424) to net capital was 6.61 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $62,849 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 115,539
Adjustments:		
Accumulated deficit	$ 67,293	
Non allowable assets	(130,142)	
Total adjustments to net capital		(62,849)
Net capital per audited statements		$ 52,690

Antaeus Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2007

Computation of net capital		
Stockholder's equity		
Common stock	$ 1,000	
Additional paid-in-capital	93,400	
Accumulated deficit	273,665	
Total stockholder's equity		$ 368,065
Less: Non allowable assets		
Accounts receivable, in excess of related payables	(64,800)	
Receivable from officer	(226,000)	
Equipment, net	(2,302)	
Organization costs, net	(2,606)	
Prepaid expenses	(10,240)	
Security deposit	(9,426)	
Net adjustments to capital		(315,374)
Net capital before haircuts		52,691
Less: Haircuts & undue concentration		
Haircuts on CD (.125%)	(1)	
Total haircuts		(1)
Net capital		52,690
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 23,228	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		23,228
Excess net capital		$ 29,461
Percentage of aggregate indebtedness to net capital	6.61:1	

There is a $62,849 difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2007. See Note 12.

Antaeus Capital, Inc
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2007

A computation of reserve requirement is not applicable to Antaeus Capital, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Antaeus Capital, Inc
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2007

Information relating to possession or control requirements is not applicable to Antaeus Capital, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Antaeus Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Antaeus Capital, Inc.:

In planning and performing our audit of the financial statements of Antaeus Capital, Inc. (the Company), as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 29, 2007

END